Mail Stop 6010

      June 23, 2005

Via Facsimile and U.S. Mail

Mr. Jeffrey Hawthorne
Chief Executive Officer
Photon Dynamics, Inc.
5970 Optical Court
San Jose, CA   95138-1400

Re:	Photon Dynamics, Inc.
	Response to Item 4.02 Form 8-K comments
      Filed June 13, 2005
	File No. 0-27234

Dear Mr. Hawthorne:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 8-K dated May 2, 2005

Item 4-02(a). Non-Reliance on Previously Issued Financial
Statements

1. In reference to your response to our prior comment 2, we note that
your disclosure controls and procedures were effective "subject to"
limitations described in Item 9A of Form 10-K.  The material control
weakness disclosed in your Form 8-K appears to indicate you may lack
the necessary disclosure controls and procedures, as well as internal
controls necessary to provide true and accurate Item 9A
disclosures.
Additionally, management may not state that their controls are effective except to the extent that certain problems have been identified or express similar qualified conclusions. Rather, management must take those problems into account when concluding whether the controls are effective. If the controls are ineffective, management should state the specific reasons why they are ineffective. Refer to Question 5 of the FAQ on Release No. 34-47986
"Management`s Report on Internal Control Over Financial Reporting and
Disclosure in Exchange Act Periodic Reports." Please revise accordingly.


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       As appropriate, please amend your filing and respond to
this
comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call David Burton at (202)
551-3626.

							Sincerely,


							David Burton
							Staff Accountant



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Mr. Jeffrey Hawthorne
Photon Dynamics, Inc.
June 23, 2005
Page 3